Exhibit 99.8

IMPERIAL TOBACCO GROUP PLC

INTERIM MANAGEMENT STATEMENT

Imperial Tobacco Group PLC (Imperial Tobacco) confirms that the overall performance of the enlarged Group (including Altadis) for the financial year to 30 September 2008 remains in line with management’s expectations. The integration of Altadis is proceeding in line with our plans and the financial position of the Group also remains in accordance with our expectations. Following completion of the Rights Issue, our net debt level reduced to just under £12 billion at 30 June.

Summarising today’s announcement Gareth Davis, Chief Executive, said:

“We delivered a number of good performances in the period increasing our share and volumes in many markets.

“Davidoff, Gauloises Blondes and JPS were key cigarette growth drivers, complemented by robust performances from our enhanced portfolio of cigar and fine cut tobacco products.

“The integration of Imperial Tobacco and Altadis is going well and the consultation process on our European restructuring proposals is progressing as expected. We remain committed to supporting employees affected by our integration projects.

“Our operating environment remains challenging but our business fundamentals are strong and with our continued focus on profitability, cost reductions and driving distribution of the enlarged brand and product portfolio, we remain on track for another successful year.”

Enlarged Group trading update

The following highlights of our trading performance relate to the nine months to 30 June 2008 unless otherwise stated.

Cigarette and fine cut tobacco

Cigarette volumes for the enlarged Group grew by 45 per cent to 207 billion (2007: 143 billion). Excluding Commonwealth Brands for the six months to 31 March 2008 (6 billion), Altadis from acquisition to 30 June 2008 (56 billion) and after adjusting for planned destocking in Taiwan and Russia (2 billion), volumes were up 3 per cent at 147 billion.

UK

In the UK, we estimate the annual duty paid cigarette market has decreased 6 per cent to 45.4 billion. We believe that approximately half of this decline was due to the one-off impact of the bans on smoking in public places introduced in 2007.

Within cigarette, both Richmond and Windsor Blue continued to gain share.  The downtrading trend is ongoing with particularly strong growth in the economy sector, in part fuelled by competitor activity, and this has resulted in our estimated cigarette market share declining to 45.9 per cent (2007: 46.5 per cent).

The fine cut tobacco market continued to grow and total estimated annual market volumes were up by 7 per cent to 3,700 tonnes during the period. Whilst our volumes grew with Gold Leaf continuing to make gains, our estimated overall share declined to 62.1 per cent (2007: 63.7 per cent) due to downtrading.

On 25 April, the Office of Fair Trading (OFT) issued a Statement of Objections (SO) to multiple retailers and tobacco manufacturers in its investigation into the retail pricing of cigarettes and other tobacco products. On 11 July, the OFT announced that it had concluded early resolution agreements with certain parties who admitted involvement in matters alleged in the SO and who have agreed to pay individual penalties.

Imperial Tobacco is not one of these parties. We take compliance with competition law very seriously and reject any suggestion that we have acted in any way contrary to the interests of consumers.  The OFT has stated that it will only decide if the law has been breached after it has reviewed any responses to the SO.  We will be submitting our response to the OFT in accordance with the mutually agreed deadline of 8 August 2008.

On 31 May, the Department of Health issued a consultation document on the future of tobacco control. We are continuing to review the document and will provide our submission before the closing date of 8 September 2008.

Germany

In Germany, restrictions on smoking in public places have now been implemented in all federal states although there are still several constitutional appeals pending in German courts against bans in the hotel, restaurant and café sector. We estimate that these restrictions contributed around 3 percentage points of the 5 per cent decline in the total annual duty paid cigarette market to 86.6 billion cigarettes.

Our estimated overall cigarette share grew to 27.4 per cent (2007: 27.1 per cent) with JPS continuing to perform strongly and with Gauloises Blondes doing well to broadly maintain its market share despite ongoing downtrading.

Annual market duty paid volumes of other tobacco products were down an estimated 7 per cent to 34.5 billion cigarette equivalents. However, our estimated market share improved to 20.3 per cent (2007: 19.5 per cent) with both JPS and Route 66 performing well reflecting growth in most segments including Single Tobacco make your own.

Rest of Western Europe

In the Rest of Western Europe, the pricing environment continues to be positive but we estimate that total cigarette market volumes fell by 3 per cent, in part due to further smoking restrictions in public places. We grew our cigarette share in many markets including France, Belgium, The Netherlands and Greece with the benefit of strong brand performances from Davidoff, Gauloises Blondes and JPS.

In France, we estimate that the annual cigarette market declined 4 per cent to 53.2 billion mainly as a result of the public smoking ban coming into full effect.  Gauloises Blondes, News and JPS all made gains, with our overall estimated market share being 29.2 per cent.

In Spain, the cigarette market was stable and our estimated market share was 37.4 per cent with Nobel and Ducados Rubio performing strongly.

The fine cut tobacco market across the region was stable. Our share in The Netherlands, by far the largest market, continued to grow and our volumes in Spain increased strongly, whilst ongoing travel retail declines impacted our performance in Belgium and Luxembourg.

USA

In the USA, we estimate that the overall cigarette market is returning to a more normal annual volume decline of 3 to 4 per cent as the impact of the reversal of the 2006 trade stock build diminishes.  We estimate that fine cut tobacco market volumes are still growing at around 10 per cent per annum.

We delivered an excellent performance growing our cigarette market share to 4.2 percent (2007: 3.9 per cent) with both our main brands, USA Gold and Sonoma, performing well. In April, we launched Davidoff with promotional activity focussed initially on key cities.

We completed the acquisition of Lignum 2 in May, which included the cigarette and fine cut tobacco brand Rave. We estimate that our share of the fine cut tobacco sector has now grown to over 7 per cent as we continue to widen distribution of our fine cut tobacco portfolio.

Rest of the World

In our Rest of the World region, our cigarette volumes moved ahead despite the one-off destocking exercises in Taiwan, in advance of the opening of our new cigarette factory in September, and in Russia, due to distributor consolidation. Underlying volume growth, excluding Altadis, was 4 per cent and after adjusting for the impact of destocking, growth would have been around 5 per cent.

Our Africa and Middle East regions posted further gains with a particularly strong performance from Davidoff in the Middle East. In Morocco, Marquise and Gauloises

Blondes both had strong share gains and at the end of June we launched Davidoff into the market.

Our Eastern European region performed well with share growth in most markets including in the Ukraine and Turkey.

We continued to invest in supporting our market shares in our Central Europe region following tax increases in January 2008 as we move towards the end of the accession states’ derogation periods.  We gained cigarette share in a number of markets across the region including Poland, Austria, Finland and Slovakia.  Additionally, we made further progress in the growing fine cut tobacco sector, particularly in the Czech Republic and in Hungary.

In Asia Pacific, our performance continued to be impacted by destocking and downtrading in Taiwan where the benefits of the new factory will start to be seen in 2009. In Indo-China, the completion of the joint venture agreement in Vietnam in April will enhance our position in this sub-region.

In Australia, our market share came under pressure due to increased competitor pricing activity whilst in New Zealand we have gained share.

In September 2005, we acquired a 43.1% stake in the Swedish snus manufacturer Skruf. In June 2008, we completed the purchase of the remaining 56.9% stake for a non-material amount. The Skruf business continues to perform well with good share growth in Norway.

Cigar

Cigar volumes in the USA and Europe continue to be impacted by restrictions on smoking in public places and economic slowdown, particularly in the premium segment.

However, in the USA, our main natural wrapper brands of Dutch Masters and Backwoods are performing strongly as a result of new variant launches.

In Spain, the mini cigar market has grown strongly and we gained share in this segment with our Farias and Ducados brands performing well.

In France, our market share is down slightly with declines in the premium segment being mainly offset by gains in the medium cigar segment. Our leading brand, Fleur de Savane, continues to grow volumes.

Logistics

Overall results were in line with our expectations.  Our tobacco logistics business benefitted from effective cost controls, a cigarette price increase in Italy and growing tobacco volumes in Spain and Morocco.  Additionally, we have enlarged operations through new distribution contracts in Poland.

In non-tobacco logistics, many of the trends from 2007 have continued.  The traditional wholesale business showed progress in a difficult environment and there have been further efficiency improvements in pharmaceutical logistics.  However, these were offset by continued weakness in publications.

Altadis developments in the 3 months ended 30 June 2008

On 14 April, the sale of Altadis’ 49.95 per cent share in Aldeasa, the Spanish based airport duty free retailer, to Autogrill was completed for a total cash consideration of €275 million.

The offer period for the unconditional cash offer of €52.50 per share for the shares in Compañía de Distribución Integral Logista, S.A. (Logista) that were not already owned by Altadis closed on 6 May. Enough acceptances were received to allow the squeeze-out mechanism to be implemented following which 100 per cent ownership was achieved on 9 June. Logista was delisted from the relevant Spanish stock exchanges on 16 June.

On 30 June, we completed the sale of a number of fine cut tobacco and pipe tobacco brands to Philip Morris International for a cash consideration of €254 million. This will result in a full year reduction of around €24 million on our operating profit.

Continuing the programme of non-core asset disposals of €650 million originally announced by Altadis in April 2007, €358 million had been realised as at 30 June 2008.

Integration

On 19 June, we announced a number of European restructuring projects that we propose to implement progressively over the next three years as part of the integration of Imperial Tobacco and Altadis. The proposed restructuring projects will potentially reduce the number of employees by around 2,440, close six factories within our global portfolio of 58 manufacturing facilities and reorganise operations at a number of other sites. The consultation process with employees, works councils and trade unions is ongoing.

At our Interim results on 20 May, we said that we believe that the Group will be able to generate annual operating efficiencies from these restructuring projects of around €300 million by the end of the financial year ending 30 September 2010, rising to around €400 million by the end of the financial year ended 30 September 2012. We estimate that the one-off cash cost of achieving these efficiencies will be around €600 million. In addition, we believe that net revenue synergies of around €60 million will be generated by the close of the financial year ended 30 September 2011 as a result of realising opportunities from our enhanced operating platform and brand and product portfolios.

Rights Issue

On 20 May, we announced the launch of a fully underwritten Rights Issue to raise £4.9 billion (net of expenses) to repay part of the debt facilities put in place to fund the cash consideration paid for the acquisition of Altadis. The basis of the Rights Issue was 1 New Share for every 2 Existing Shares held on 15 May 2008 at a subscription price of 1475p per share. At the close of the Rights Issue on 11 June, valid acceptances had been received in respect of 97.19% of the total number of New Shares offered. The rump was successfully sold by the underwriters on 12 June. The bonus factor required to rebase the shares in issue and the prior year earnings per share and dividend per share comparatives is 1.1509.

NYSE delisting

Today, in a separate statement, we have announced our intention to voluntarily delist our American Depositary Receipts (“ADRs”) from the New York Stock Exchange (“NYSE”) and terminate our reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”) in September 2008.

In addition, we will deregister and terminate our reporting obligations under the Exchange Act for our $600 million Guaranteed Notes due 1 April 2009. This will not affect the terms and conditions of these notes.

Our ADR programme is small and over the last year accounted for less than 5 per cent of the total trading volume of our shares.  The decision is consistent with our ongoing programme of business simplification and will further reduce costs and complexity without compromising the integrity of our corporate governance and internal control procedures.

We intend to maintain our ADR facility as a Level I programme with trading on the over-the-counter market in the USA.

Segmental analysis

We will give details of the different reporting segments which we will be adopting under International Financial Reporting Standards in our pre-close statement in September 2008.

Enquiries

John Nelson-Smith	Tel: +44 (0)117 933 7032
(Investor Relations Manager)

Nicola Tate	Tel: +44 (0) 117 933 7082
(Investor Relations Manager)

Alex Parsons	Tel: +44 (0)117 933 7241
(Head of Corporate Communications)

Simon Evans	Tel: +44 (0)117 933 7375
(Group Press Officer)